UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13DA

Under the Securities Exchange Act of 1934

Pacific Sunwear of California Inc. (PSUN)
(Name of Issuer)

Common Shares, par value $0.01
(Title of Class of Securities)

694873100
(CUSIP Number)

David Filler Filler Rodriguez, LLP 1688 Meridian Avenue, Suite 900 Miami Beach, FL 33139
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		Name of Reporting Person I.R.S. IDENTIFICATION OF ABOVE PERSON
GI2 Ltd
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		citizenship or place of organization
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
19,848,969
	9	sole dispositive power
0
	10	shared dispositive power
19,848,969
11		aggregate amount beneficially owned by each reporting person
19,848,969
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13		percent of class represented by amount in row (11)
28.656%[1]
14		type of reporting person
CO

CUSIP No. 694873100	13D

1 Calculated on the basis of 69,265,844 shares of the Issuer’s Common Stock issued and outstanding as disclosed by Issuer on December 8, 2015.

1		Name of Reporting Person I.R.S. IDENTIFICATION OF ABOVE PERSON
Eleonas Ltd
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		citizenship or place of organization
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
19,848,969
	9	sole dispositive power
0
	10	shared dispositive power
19,848,969
11		aggregate amount beneficially owned by each reporting person
19,848,969
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13		percent of class represented by amount in row (11)
28.656%[2]
14		type of reporting person
CO

CUSIP No. 694873100	13D

2 Calculated on the basis of 69,265,844 shares of the Issuer’s Common Stock issued and outstanding as disclosed by Issuer on December 8, 2015.

1		Name of Reporting Person I.R.S. IDENTIFICATION OF ABOVE PERSON
Nisos Purpose Trust
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		citizenship or place of organization
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
19,848,969
	9	sole dispositive power
0
	10	shared dispositive power
19,848,969
11		aggregate amount beneficially owned by each reporting person
19,848,969
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13		percent of class represented by amount in row (11)
28.656%[3]
14		type of reporting person
OO

CUSIP No. 694873100	13D

3 Calculated on the basis of 69,265,844 shares of the Issuer’s Common Stock issued and outstanding as disclosed by Issuer on December 8, 2015.

1		Name of Reporting Person I.R.S. IDENTIFICATION OF ABOVE PERSON
AMCO PTC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		citizenship or place of organization
Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	sole voting power
0
	8	shared voting power
19,848,969
	9	sole dispositive power
0
	10	shared dispositive power
19,848,969
11		aggregate amount beneficially owned by each reporting person
19,848,969
12	check box if the aggregate amount in row (11) excludes certain shares*	☐
13		percent of class represented by amount in row (11)
28.656%[4]
14		type of reporting person
CO

CUSIP No. 694873100	13D

4 Calculated on the basis of 69,265,844 shares of the Issuer’s Common Stock issued and outstanding as disclosed by Issuer on December 8, 2015.

Responses to each item of this Statement on Schedule 13D (this “Statement” or this “Schedule 13D”) are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer

This Statement relates to the common stock shares, par value $0.01 per share, of Pacific Sunwear of California, Inc. (the “Issuer”; and the shares of common stock of the Issuer described herein as being beneficially owned by the Reporting Persons shall be hereinafter referred to as the “Shares”). The principal executive offices of the Issuer are located at 3450 East Miraloma Avenue, Anaheim, California 92806.

Item 2. Identity and Background

This Statement is filed jointly by (i) GI2 Ltd, a Cayman Islands exempted company (“GI2”), (ii) Eleonas Ltd, a Cayman Islands exempted company (“Eleonas”), (iii) the Nisos Purpose Trust (the “Nisos Trust”), and (iv) AMCO PTC, Cayman Islands exempted company (“AMCO”), as trustee on behalf of the Nisos Trust, (GI2, Eleonas, the Nisos Trust and AMCO collectively, the “Reporting Persons”).

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit 1 to this Schedule 13D. Information in this Schedule 13D with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

GI2 is an investment company, duly organized as a Cayman Islands exempted company, with a principal address at P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY2205.

Eleonas is a holding company, duly organized as a Cayman Islands exempted company, with a principal address at P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY2205.

The Nisos Trust is a trust duly organized under the laws of the Cayman Islands, with a principal address at P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY2205. The business of the Nisos Trust is to hold, own, and manage its assets on behalf of its beneficiaries.

AMCO’s principal business is to act as trustee of the Nisos Trust and other trusts, and to manage the assets thereof for the benefit of their respective trust beneficiaries. The principal business address of AMCO is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands KY2205 .

Current information concerning the identify and background of the directors and officers of AMCO, Eleonas, and GI2 is set forth in Appendix A attached hereto, which is incorporated by reference in response to this Item 2 of this Statement.

During the last five (5) years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor was or is subject to an judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Voting control with respect to the Shares is currently held by the Reporting Persons, while any and all economic benefits derived from the Shares are disclaimed by each of the Reporting Persons, other than GI2, as further described in Item 5 to this Statement, which is incorporated herein by reference.

Item 4. Purpose of Transaction

All of the Shares reported as beneficially owned by the Reporting Persons herein were acquired for investment purposes and no additional Shares have been acquired since the Restructuring which occurred to facilitate certain estate planning unrelated to the Shares.

The Reporting Persons retain the right to change their respective investment intents, from time to time to acquire additional Shares or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Other than the set forth above, none of the Reporting Persons currently have any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to this Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Statement, GI2 is the record holder of an aggregate of 19,848,969 common stock shares, par value $0.01, which in the aggregate represents approximately 28.656% of the Issuer’s common stock shares, par value $0.01. The Shares reported as beneficially owned by each Reporting Person includes only those shares over which such person may be deemed to have voting or dispositive power. Each of the Reporting Persons, other than GI2, disclaim beneficial ownership of the Shares reported as beneficially owned by any of such Reporting Person, if any, and the filing of this Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(b) See the information contained on the cover pages of this Statement, which is incorporated herein by reference.

(c) The Reporting Persons have not participated in any transactions relating to the acquisition or disposition of shares of common stock of the Issuer within the last sixty (60) days.

(d) None of the Reporting Persons, other than GI2, has an economic interest in the Shares. Another entity, Cubiro Investments Limited, owns all of the rights to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Undertaking

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: March 11, 2016.

GI2 LTD

By:	/s/ Stuart Mcluckie & /s/ Kim Morgan-Carvalho
Name:	Authorized Signatories of Thur International SA
Its:	Corporate Directors

ELEONAS LTD

By:	/s/ Stuart Mcluckie & /s/ Kim Morgan-Carvalho
Name:	Authorized Signatories of Thur International SA
Its:	Corporate Directors

NISOS PURPOSE TRUST, AMCO PTC AS TRUSTEE

By:	/s/ Stuart Mcluckie & /s/ Kim Morgan-Carvalho
Name:	Authorized Signatories of Thur International SA
Its:	Directors of AMCO PTC

AMCO PTC

By:	/s/ Melinda Cartwright & /s/ Kimberly Strachan
Name:	Melinda Cartwright and Kimberly Strachan
Its:	Authorized Signatories

APPENDIX A

The following sets forth information with respect to certain of the directors or executive officers of GI2, Eleonas, and AMCO. Capitalized terms used herein without definition have the meanings assigned thereto in the Schedule 13D to which this Appendix A relates.

Panayotis Constantinou disclaims any beneficial ownership of the Shares.

Thur International SA, Mei River Corp and Tia River Corp are the directors of AMCO. The business address of Mei River Corp and Tia River Corp is P.O. Box SP 63161, Bayside Executve Park, West Bay Street and Blake Road Nassau Bahamas. Mei River Corp and Tia River Corp both disclaim beneficial ownership of the Shares reported as beneficially owned by the Reporting Persons.

The directors of both GI2 and Eleonas are Thur International SA, a British Virgin Islands exempted company (“Thur”). The authorized signatories of Thur International SA are Stuart McLuckie, Bhavnita Gosrani, Mark Richford, Ralph Stierli, Simon Briggs, Victoria Lillicrap, and Kim Morgan-Carvalho. The business address of Thur International SA is Pasea Estate, Road Town, PO Box 3149, Tortola, Brith Virgin Islands. Thur International SA disclaims beneficial ownership of the Shares reported as beneficially owned by the Reporting Persons.

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